NEWS RELEASE

Canarc Makes Two New Appointments To Senior Management Team

Vancouver, Canada - January 30, 2007 - Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, DBFrankfurt: CAN) announces two new appointments to its senior management team. With the addition of two seasoned mining professionals, Canarc plans to make the transition this year from its history as a successful gold explorer into a more integrated mining company.

Bruce Bried, P. Eng., will assume the role of President and COO, effective February 15, 2007. Bruce was most recently the Vice President, Mining for both Canarc Resource Corp. and Endeavour Silver Corp., where he oversaw  the initial mine engineering of Canarc’s main asset, the New Polaris Gold Project in northwestern B.C., as well as the development and operation of Endeavour’s Guanacevi silver mines project in Durango, Mexico.

Mr. Bried is a professional mining engineer with over 28 years experience in the engineering, development, operation, reclaimation and management of producing mines.  He specializes in underground vein gold/silver mines, having worked for many years with Dickinson Mines (now Goldcorp) in Red Lake, ON and New Denver, BC, and then with Homestake Mining, where he was Mine Superintendent at the Hemlo and Eskay Creek gold mines and General Manager of the Snip and Lead gold mines.

Garry Biles, P. Eng., joins Canarc as the new Vice President, Mining and General Manager of the New Polaris Gold Project, effective March 1, 2007. Garry was most recently the General Manager of the Bellavista gold mine in Costa Rica for Glencairn Gold, where he supervised the development of Bellavista from the start-up stage through to commercial production in December 2005. Canarc holds a 5-20% net profit royalty in Bellavista.

Mr. Biles is a professional engineer with more than 34 years experience, including 16 years as General Manager of 4 producing mines, including the development of the rich Eskay Creek mine of Barrick Gold. He has excelled at maximizing gold mining operations, achieving production and cost targets and establishing excellent track records for safety first, environmental leadership and strong relations with employees and First Nations.

Canarc also announces the resignation of Jack McClintock as President and COO, effective February 15, 2007. Jack plans to pursue other opportunities in the exploration sector.

Bradford Cooke, Chairman and CEO, commented, “With these two new appointments to its senior management team, Canarc has taken an important step towards its goal of growth through developing the New Polaris gold project and acquiring other producing or advanced gold mine projects.

On behalf of the Board of Directors, I would like to welcome Bruce and Garry to their new positions and we wish Jack well in his new ventures.”

Canarc Resource Corp. is a growth-oriented, gold exploration company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF).  The Company’s New Polaris gold project in north-western British Columbia is one of the largest undeveloped high grade gold deposits in Western Canada.  Canarc’s focus is now on advancing New Polaris to the feasibility stage and acquiring attractive near-term gold mining projects.  Barrick Gold Corp. is a shareholder.

CANARC RESOURCE CORP.

Per:

/s/ Bradford J. Cooke

Bradford J. Cooke

Chairman and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700,  tel: (604) 685-9700, fax: (604) 685-9744, email: invest@canarc.net or visit our website, www.canarc.net.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  The Company expressly disclaims any obligation to update any forward-looking statements.  We seek safe harbour.

NEWS RELEASE

Canarc Reports Updated NI 43-101 Resource Estimate

 For New Polaris Gold Project, British Columbia

Vancouver, Canada – February 1, 2007 - Canarc Resource Corp. (TSX: CCM: OTC-BB: CRCUF, DBFrankfurt: CAN) announces that it has received an updated, independent, NI 43-101 compliant resource estimate for the New Polaris gold project, northwestern British Columbia.

Measured and indicated undiluted resources range from 570,000 to 457,000 oz of gold contained in 1,670,000  to 1,009,000 tonnes (1,840,861 to 1,112,233 tons) of mineralized vein material grading 10.6 to 14.1 grams per tonne (0.31 to 0.41 oz per ton) using a range of cutoff grades from 2 to 8 gpt (0.06 to 0.23 opt).  Greater than 95% of the measured and indicated resources are located within the C vein system where infill drilling programs were conducted over the past three years.

Inferred undiluted resources range from 697,000 to 571,000 oz of gold contained in 2,060,000 to 1,340,000 tonnes (2,270,763 to 1,477,098 tons) of mineralized vein material grading 10.5 to 13.3 grams per tonne (0.31 to 0.39 oz per ton) using a range of cutoff grades from 2 to 8 gpt (0.06 to 0.23 opt).  Approximately 75% of the inferred resources are also located within the C vein system, with the remainder attributable to the Y19 and Y20 veins.

MEASURED UNDILUTED RESOURCE

Cutoff Grade		Mineralized Tonnage		Average Grade		Contained Gold
(g/tonne)	(oz/ton)*	(tonnes)	(tons)	(g/tonne)	(oz/ton)	Au (oz)

2	0.058	390,000	429,902	9.48	0.277	119,000
4	0.117	330,000	363,763	10.62	0.310	113,000
6	0.175	271,000	298,727	11.89	0.347	104,000
8	0.233	203,000	223,769	13.54	0.395	88,000

INDICATED UNDILUTED RESOURCE

Cutoff Grade		Mineralized Tonnage		Average Grade		Contained Gold
(g/tonne)	(oz/ton)*	(tonnes)	(tons)	(g/tonne)	(oz/ton)	Au (oz)

2	0.058	1,280,000	1,410,960	10.97	0.320	451,000
4	0.117	1,180,000	1,300,728	11.65	0.340	442,000
6	0.175	1,017,000	1,121,052	12.71	0.371	416,000
8	0.233	806,000	888,464	14.22	0.415	368,000

MEASURED PLUS INDICATED UNDILUTED RESOURCE

Cutoff Grade		Mineralized Tonnage		Average Grade		Contained Gold
(g/tonne)	(oz/ton)*	(tonnes)	(tons)	(g/tonne)	(oz/ton)	Au (oz)

2	0.058	1,670,000	1,840,861	10.62	0.310	570,000
4	0.117	1,510,000	1,664,491	11.42	0.333	555,000
6	0.175	1,288,000	1,419,778	12.54	0.366	519,000
8	0.233	1,009,000	1,112,233	14.08	0.411	457,000

INFERRED UNDILUTED RESOURCE

Cutoff Grade		Mineralized Tonnage		Average Grade		Contained Gold
(g/tonne)	(oz/ton)*	(tonnes)	(tons)	(g/tonne)	(oz/ton)	Au (oz)

2	0.058	2,060,000	2,270,763	10.5	0.307	697,000
4	0.117	1,925,000	2,121,951	11.0	0.322	683,000
6	0.175	1,628,000	1,794,564	12.2	0.354	636,000
8	0.233	1,340,000	1,477,098	13.3	0.387	571,000

         *             ton equals short dry ton

Bradford Cooke, Chairman and CEO, commented, “This updated NI 43-101 resource estimate was a key first step in advancing the New Polaris gold project towards the feasibility stage. We are thrilled to beat our minimum resource target, even though we only infill drilled the C vein system to a depth of just 500 m and did not drill any of the other historic resource areas in the Y and AB veins, which are mostly at shallower depths.”

2007 Proposed Work Program

The first goal of the recent infill drilling programs at New Polaris was to establish a minimum 650,000 oz NI-43-101 compliant gold resource in all categories.  Canarc has well exceeded this initial resource target so work is now underway to complete a conceptual mine plan, initial economic assessment and government permit application in Q1, 2007.

Subject to receiving positive results, Canarc plans to carry out an aggressive 2007 work program  of mine dewatering, underground development, diamond drilling, bulk sampling, metallurgical testing, environmental studies and related work necessary to complete a feasibility study.

An Alimak raise climber was recently reinstalled in the mine shaft and the mine dewatering program is now underway.  The lowest mine level 600 should be open within three months, at which time the proposed 2007 development and bulk sampling program will commence.

Resource Calculation Methodology

The resource estimate was prepared by Giroux Consultants Limited using ordinary kriging of 192 recent drill holes and 1,432 gold assay intervals constrained within 4 main vein segments as modelled in three dimensions by Canarc geologists. The total New Polaris data base consists of 1,056 diamond drill holes with a total of 31,514 sample intervals.

The geologic continuity of the C vein system has been well established through historic mining and diamond drilling.  Grade continuity was quantified using a geostatistical method called the semivariogram, which measures distances (ranges) and directions of maximum continuity.  The four principle veins in the semivariogram model produced ranges between 50 and 90 metres, both along strike and down plunge.

For this study, the classification for each resource block was a function of the semivariogram range.  In general, blocks estimated using ¼ of the semivariogram range were classed as measured, blocks estimated using ½ the semivariogram range were classed as indicated and all other blocks estimated  using the full semivariogram range were classed as inferred.

A review of gold grade distribution outlined 6 overlapping lognormal gold populations within the resource data base.  On this basis, a total of 10 gold assays were capped at 63 g/t.

Historic Resource Estimates

In addition to the new NI 43-101 resource estimate, two historic resource estimates cover other veins within and beyond the old mine workings on the New Polaris property (see table below).

Beacon Hill (1988) estimated probable and possible resources for the AB vein system within the old mine workings based on historic underground drilling and sampling, a 5 foot minimum mining width and a 0.15 oz per ton cutoff grade. Giroux (1995) estimated probable and possible resources for the Y veins beyond the old mine workings based on surface drilling by Canarc and its predecessors, no minimum mining width and a 0.25 oz per ton cutoff grade.

New Polaris Historic Resource Estimates
	Probable Resources				Possible Resources
Zone	In-Situ		Diluted		In-Situ	Diluted
	Tons	Grade	Tons	Grade	Tons	Grade	Tons	Grade
	(SDT)	(oz/SDT)	(SDT)	(oz/SDT)	(SDT)	(oz/SDT)	(SDT)	(oz/SDT)
Beacon Hill (1988)
Up Levs.	53,440	0.37	67,800	0.29	41,560	0.35	53,450	0.27
Lo Levs.	50,170	0.50	64,410	0.39	45,000	0.48	58,760	0.37
Subtotal	103,610	0.43	132,210	0.33	85,560	0.42	112,210	0.32
Giroux (1995)
Y Zone	210,000	0.461	262,500	0.369	987,000	0.469	1,124,000	0.375

The Beacon Hill (1988) historic resource estimate utilized data from historic information and represents a resource completely separate from the current NI 43-101 resource estimate.The Giroux (1995) historic resource estimate was made on a partially separate data base for the Y vein system but there are numerous drill intercepts in multiple Y veins from Giroux (1995) not included in the current NI 43-101 resource estimate.

Therefore, the Beacon Hill (1988) and Giroux (1995) historic resource estimates may be considered relevant even though Canarc has not verified the classification of these resources.  They are referred to here because they represent additional areas with gold vein potential on the New Polaris property.

The probable and possible historic resource categories correspond roughly to the indicated and inferred current resource categories. Canarc is not treating these historic resources as current resources, and they should not be relied upon.

James Moors, B.Sc., P.Geo, Vice President, Exploration, is the Qualified Person responsible for the  project QA/QC, infill drilling, and geological modelling on the New Polaris property.  Gary Giroux,  MASc., P.Eng. is the Qualified Person who prepared the updated NI 43-101 resource estimate.

Canarc Resource Corp. is a growth-oriented, gold exploration company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF).  The Company’s New Polaris gold project in north-western British Columbia is one of the largest undeveloped high grade gold deposits in Western Canada.  Canarc’s focus is now on advancing New Polaris to the feasibility stage and acquiring attractive near-term gold mining projects.  Barrick Gold Corp. is a shareholder.

CANARC RESOURCE CORP.

Per:

/s/ Bradford J. Cooke

Bradford J. Cooke

Chairman and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700,  tel: (604) 685-9700, fax: (604) 685-9744, email: invest@canarc.net or visit our website, www.canarc.net.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  The Company expressly disclaims any obligation to update any forward-looking statements.  We seek safe harbour.

NEWS RELEASE

Canarc Sampling Returns 39.7 gpt and 9.3 gpt Gold Over 2 m Widths From New Vein Discovery On Benzdorp Project, Suriname

Vancouver, Canada – February 14, 2007 - Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, DBFrankfurt: CAN) announces that recent sampling of a newly discovered quartz vein in the MM pit on the Benzdorp property in Suriname assayed 39.7 gpt gold over a 2 m horizontal channel sample and 9.3 gpt gold over a 2 m vertical channel sample. A representative grab sample from the same vein returned 28.8 gpt gold.

The MM vein was discovered by local poknokkers (small scale, itinerant miners) last year within a sheared, altered, felsic intrusion mineralized with quartz-limonite-manganese veinlets. They have excavated a pit 20 m deep and are currently processing the main quartz vein and surrounding mineralized saprolite through a small hammer mill and recovering the gold in a sluice box.

This shear-related gold-quartz vein at MM carries gold grades similar to the high grade Antino vein of Reunion Gold just to the south of Benzdorp.  The stockwork of limonite-manganese veinlets surrounding the main vein at MM also carries anomalous gold values.

The MM vein is just one of several new gold discoveries sampled by Canarc in 2006. Several new poknokker pits exposed quartz-limonite-manganese veinlets hosted by shear zones crosscutting altered felsic intrusions, banded phyllitic sediments/ tuffs and andestic volcanics at different locations.  Pit sampling returned the following assays:

Pit	Length (m)	Gold (gpt)

JQB	2.0	3.37

RK	Grabs	5.89, 4.24, 2.22

MM	2.0	39.7
	2.0	9.3
	Grab	28.8

JB	Grab	1.04

JH	2.0	2.14

VD	Grab	7.75

Paulo	2	3.69

Pinheiro	2	1.14

In 2006, Canarc fine-tuned its exploration strategy at Benzdorp to search for higher grade, shear-related gold mineralization to compliment the lower grade, porphyry-related gold discovery at the JQA prospect area. A CA$1 million program was completed, consisting mainly of a high resolution airborne geophysical survey and a large geochemical soil sampling survey, over the 25 km long portion of the greenstone belt and gold district found along the eastern part of the Benzdorp property.

The airborne geophysical survey covered 1860 km of line spaced 150 m apart and collected detailed magnetic and radiometric readings. This data was then modeled using different software programs to produce several maps showing the main geophysical domains and the interpreted geological domains and structures.

The ground geochemical survey covered 136 km of line spaced between 200 and 400 m apart and collected 5191 soil samples for gold assay, as well as several hundred rock samples.  The data were plotted over top of the aeromagnetic and geology maps in order to facilitate selection of the most prospective target areas.  Canarc crews then mapped and sampled the high priority target areas of prospective geology, geophysics and geochemistry.

As a result, one 7 km long trend of shear-related gold prospects within phyllitic sediments/tuffs and six mineralized felsic intrusions were identified in the field. Six gold prospects in the sediments are shear-hosted quartz veins and all six felsic intrusions were found to be mineralized by quartz-limonite-manganese veins and stockworks to varying extents. Four prospective aeromagnetic anomalies still remain to be followed up.

Bradford Cooke, Chairman and CEO, commented, “We are gratified to see that Canarc’s shift of exploration strategy in 2006 paid off with the discovery of several new and higher grade gold prospect areas.  A more aggressive, Phase 1, 2007 work program of ground geophysics, bulldozer trenching, additional soil geochemistry and poknokker pit mapping and sampling is already underway in order to define targets for drilling in a Phase 2 work program starting later this year.”

Canarc owns 40% of Benzdorp Gold NV, with an option to earn up to an 80% shareholding from Grassalco, the state mining company of Suriname.  Grassalco retains the rights to small scale placer mining and its shares of Benzdorp Gold allow it to receive a net revenue interest, either a floating net smelter return of 1.5% to 6% based on the price of gold or a 20% net profits share after Canarc recovers all of its capital investment with interest.

James Moors, P.Geo., is the Qualified Person responsible for the exploration work performed on the Benzdorp Property.  All samples were obtained by Canarc personnel and flown to Paramaribo, Suriname for assay by The Assay Lab. Gold content was determined by fire assay with an AA finish.

Canarc Resource Corp. is a growth-oriented, gold exploration company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF).  The Company’s New Polaris gold project in north-western British Columbia is one of the largest undeveloped high grade gold deposits in Western Canada.  Canarc’s focus is now on advancing New Polaris to the feasibility stage and acquiring attractive near-term gold mining projects.  Barrick Gold Corp. is a shareholder.

CANARC RESOURCE CORP.

Per:

/s/ Bradford J. Cooke

Bradford J. Cooke

Chairman and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700, tel: (604) 685-9700, fax: (604) 685-9744, email: invest@canarc.net or visit our website, www.canarc.net.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  The Company expressly disclaims any obligation to update any forward-looking statements.  We seek safe harbour.

NEWS RELEASE

Canarc Acquires Options to Purchase Providencia and Los Arrastres Gold-Silver Projects In Guanajuato State, Mexico

Vancouver, Canada – March 20, 2007 - Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, DBFrankfurt: CAN) announces that it has acquired options to purchase the Providencia and Los Arrastres gold-silver projects located near the town of San Felipe in the state of Guanajuato, Mexico.

The 112 hectare Providencia and San Felix mine properties cover two small but high grade vein silver-gold mines that produced an estimated 8.8 million oz silver from 300,000 tonnes ore grading around 1000 gpt silver and 1 gpt gold (30.6 oz per ton Ag equivalents at a 50 silver: 1 gold ratio) according to a CRM report in 1968 (now SGM, the Mexican Geological Survey). The mines closed in 1934 as a result of conflicts related to the Mexican Revolution, and have been dormant ever since.

The 7,638 hectare Los Arrastres properties surround the past producing Providencia and San Felix mine properties and were staked by Grupo Mexico in 1990 to explore these mineralized structures on a district scale. In addition to identifying extensions of the Providencia and San Felix mineralized zones, Grupo Mexico discovered a third mineralized gold prospect area, El Payan, by drilling in 1991 but no work has been done on Los Arrastres since that time.

The 8 km by 10 km Providencia and Los Arrastres properties cover the entire Providencia mining district, which is located in the heart of the “Faja de Plata” (the Mexican Silver Belt) about 45 km north of the famous Guanajuato silver-gold mining district where the El Cubo (now Gammon Lake) and Valenciana (now Great Panther) mines have recently been redeveloped into production.  It is readily accessible by a new state highway that passes within 3 km of the old mines.

The Cerro San Pedro gold mine project (now Metallica Resources) lies about 100 km to the northeast, and the Pinos gold mine project (now Romarco Minerals) is situated approximately 110 km to the north of Providencia.  The Providencia and San Felix mines were first worked by the Spanish in the 1700’s, they were mentioned by Humboldt in his 1936 treatise on gold-silver mines of the New World, but most of the historic production was from 1889 until the mines closed in 1934.

There are three main mineralized gold-silver structures:

1)

Providencia - Purisima, which includes the principal past-producing Providencia mine, is a silver-rich quartz vein system that has been traced for more than 2.0 km along strike, consisting of two parallel veins each 0.5 m to 3.0 m wide but only 15 m apart, marked by 12 separate shafts including the main shaft 6 m wide and 365 m deep, that accesses one main stope measuring 250 m long and 150 m vertical as well as 12 mine levels.

2)

San Felix - Zamorana, which includes the only other significant past-producer, the San Felix mine, is a gold-rich chalcedony vein system that has been mapped for more than 1.5 km along strike, comprising mercury veinlets towards the north, a gold chalcedony stockwork up to 20 m wide at San Felix and a chalcedonic-argillic-iron oxide alteration zone extending well to the south, marked by 8 separate shafts up to 150 m deep and accessing 3 mine levels at San Felix.

3)

El Payan, another gold-rich chalcedony vein system, averages 2 m thick, is exposed for 1.2 km along strike and covers the 100 m deep El Payan shaft and a blind, flat-lying gold-silver chalcedony replacement zone up to 48 m thick that was found by the Grupo Mexico drilling.

Geologically, the Providencia mining district is a classic, low sulfidation, epithermal vein camp located along the northwest edge of the Villa de Reyes graben (a major extensional fault structure) adjacent to a rhyodacite porphyry intrusion.  The veins are hosted by deformed, thin bedded, Mesozoic lutites, limestones and andesites and undeformed Tertiary andesites and rhyolites.  Mineralization consists of native gold, silver and silver sulfosalts associated with quartz-chalcedony veins and related argillic-pyritic alteration.

In 2004, the CRM (now SGM) completed four short drill holes into the San Felix stockwork zone over a 116 m strike length as part of their research program to assist small miners.  Each drill hole intersected old workings (open stopes) approximately 2 m wide followed by footwall stockwork mineralization that ranged from 1.38 gpt gold over 2.5 m in hole BSF1 up to 2.30 gpt gold over 8.8 m in hole BSF3.

In 1999, consulting company Minera Cascabel estimated the exploration potential to be 828,000 tonnes grading 0.8 gpt gold and 550 gpt silver within the Providencia mine and 3,625,000 tonnes grading 2.0 gpt gold and 28 gpt silver within the San Felix mine.  These estimates of potential should not be taken as NI 43-101 compliant resources, they are simply an indication of the initial exploration upside on the properties based on Minera Cascabel and historic sampling data.  All three mineralized zones remain open along strike and at depth.

Starting in 1991, Grupo Mexico mapped 870 hectares on the Los Arrastres property surrounding the Providencia and San Felix mines, collected 588 samples from the mineralized structures and 654 geochemical rock samples on a 100 m spaced grid, completed 20 km of IP-Resistivity geophysical surveys at San Felix and El Payan and drilled 11 holes mostly at El Payan.  Four drill holes at El Payan intersected a blind, flat-lying, gold-silver chalcedony replacement zone within Tertiary rhyolites that averaged 0.3 gpt gold and 20 gpt silver over a 30 m thickness.

Grupo Mexico recommended a 100 hole, 9500 m drill program to test the three main mineralized structures but this work was never carried out.  Canarc plans to better define these drill targets through a Phase 1 exploration program of data compilation and re-interpretation, geochemical soil sampling, and backhoe trenching.  Canarc will also assess the potential for near-term small scale production and cashflow by re-sampling the old mine dumps and tailing for re-processing at local plants.

Canarc can acquire 100% interest in the Providencia (including San Felix) mine properties by issuing 30,000 common shares to the Vendors on signing a formal agreement within 30 days and making US$2 million in cash payments over a 2 ½ year period, including US$30,000 on signing. The Vendor will retain a 2 ½ % net smelter return royalty (“NSR”), and Canarc has the right to reduce the royalty to 1 ½ % at any time by paying US$750,000 and issuing an option to the vendor to purchase 250,000 common shares of Canarc at the five day closing share price average on the Toronto Stock Exchange prior to the royalty reduction.

In addition, the agreement recognizes two opportunities for near-term, small scale production and cashflow, as follows:

1)

In 1968, the CRM estimated 124,000 tonnes within the two main Providencia mine dumps, grading 90 gpt silver and 0.32 gpt gold based on their surveying, trenching and sampling of the dumps. In 1980, the vendor estimated 15,000 tonnes of old Providencia mill tailings grading 165 gpt silver and 0.7 gpt gold based on systematic pit sampling of the tailings.  They subsequently built a small heap leach operation, leached a few hundred tonnes of old tailings and recovered about 70% of the gold and silver. Both of these resources are considered historic and not compliant with NI 43-101, Canarc has not yet verified them, and therefore they should not be relied upon. However, Canarc has the right to re-sample and then truck the mine dumps and mill tailings for toll milling to local plants in the Guanajuato district. The vendor will retain a 30% net profit interest from the re-processing of old mine dumps and mill tailings.

2)

The vendor has received a term sheet to deliver 100 tonnes per month of gold bearing chalcedony vein material from the San Felix mine to the Grupo Mexico smelter in San Luis Potosi, located 100 km away to the northeast, for use as smelter flux. Luismin (now Goldcorp) previously estimated 70,000 tonnes in the San Felix stockwork zone at a low strip ratio grading 4.42 gpt gold and 8 gpt silver based on systematic sampling of the stockwork. This resource is considered historic and not compliant with NI 43-101, has not been verified and should not be relied upon. The vendor has the right to mine up to 2000 tonnes per month during Canarc’s option period and Canarc has the right to participate for a 50% interest in this venture.

Canarc can separately acquire a 100% interest in the Los Arrastres properties by making US$2.5 million in cash payments and spending US$2 million on exploration over a 3 year period. Grupo Mexico will retain a 2% NSR and Canarc has the right to reduce the NSR to 1% by paying US$1 million at any time.

Bradford Cooke, Chairman and CEO commented, “The Providencia and Los Arrastres properties represent the first positive result of the acquisition program launched last year to diversify Canarc’s property portfolio. This famous Mexican gold-silver district offers Canarc not only the potential for attractive new gold discoveries but also for near-term small scale gold production and cashflow.”

Mr. Cooke, M.Sc., P. Geo., is the Qualified Person who reviewed the historic data reported herein.

Canarc Resource Corp. is a growth-oriented, gold exploration and mining company listed on the TSX (symbol CCM), OTC-BB (symbol CRCUF) and DBFrankfurt (symbol CAN).  The Company’s New Polaris gold project in north-western British Columbia is one of the largest undeveloped high grade gold deposits in Western Canada.  Canarc’s focus is now on advancing New Polaris to the feasibility stage, exploring its Benzdorp gold project in Suriname and acquiring attractive gold exploration and mining projects in Mexico.  Barrick Gold Corp. is a shareholder.

CANARC RESOURCE CORP.

Per:

/s/ Bradford J. Cooke

Bradford J. Cooke

Chairman and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700, tel: (604) 685-9700, fax: (604) 685-9744, email: invest@canarc.net or visit our website, www.canarc.net.  The TSX has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  The Company expressly disclaims any obligation to update any forward-looking statements.  We seek safe harbour.